KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

April 17, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted March 28, 2025

CIK No. 0002000208

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated April 11, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted on March 28, 2025

General

1.	We note your response to prior comment 24. Please further describe the value-added service you provide to your clients of introducing your customers to financial advisors, mortgage brokers, solicitors, and accountants, and how this service fits into your business structure. Describe any arrangements you may have with such financial advisors, mortgage brokers, solicitors and accountants and tell us why you do not believe disclosure of this service is required in the registration statement. Please also confirm our understanding that you do not provide retirement planning, savings and investment, financial planning, and private wealth management services.

Response: We respectfully advise the Staff that regarding the value-added service, the Group acts as a bridge between our customers and professionals in various fields, such as financial advising, mortgage brokering, legal services, and accounting. We do not have formal arrangements with these professionals. Instead, our well-established connections allow us to introduce these professionals to our customers when needed, on a case by case basis. This service is entirely complimentary, reflecting our commitment to providing comprehensive support to our customers without any additional cost. As this service does not incur any cost to the Group or generate any direct revenue and there are no formal arrangements with any of the professionals, the Company is of the view that disclosure of this service in the registration statement should not be required.

The Company also confirms that the Group does not provide any retirement planning, savings and investment, financial planning, and private wealth management services.

In addition, we respectfully advise the Staff that in order to provide a more accurate and comprehensive description of the Group's business, including that of the Operating Subsidiaries, we are currently modifying our website www.kplga.com.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 50

2.	See prior comment 12. Noting your response to our comment letter, please revise your filing to provide similar discussion to that included in your response addressing the levels of revenues recognized through and from the referrers and consultants for each period presented.

Response: We respectfully advise the Staff that we have revised pages 50 to 51 and pages 54 to 55 of the Amended Registration Statement.

Cost of Revenue, page 51

3.	We note your response to prior comment 13 and reissue in part. Please revise to provide similar discussion to that included in your response to describe when agency expenses for immigration services are recognized and paid. In addition, please revise to briefly describe how your software upgrade and maintenance expenses are recognized and paid.

Response: We respectfully advise the Staff that we have revised page 52 and 56 of the Amended Registration Statement.

Commission and Other Payables, page 58

4.	Please revise to indicate the extent to which you expect to continue to rely on money advances from third parties in the future.

Response: We respectfully advise the Staff that the money advances from third parties will be repaid upon maturity in accordance with the terms of the respective contracts, which are set to expire in July 2025 and August 2025. Furthermore, the Company confirms that it does not intend to extend these money advances from third parties beyond their respective maturity dates.

Risk Factors, page 63

5.	We note your response to prior comment 23 and your disclosure that your management and existing channels do not have experience operating in other Southeast Asian markets. Please consider adding a risk factor discussing risks related to the lack of experience operating in Southeast Asian markets and related to recruiting local channels in those regions to support your business expansion.

Response: We respectfully advise the Staff that we have revised page 12 of the Amended Registration Statement.

Immigration services, page 66

6.

We note that your immigration services are provided through special consultants.

Please briefly describe the arrangements governing your relationship with these special consultants and clarify whether these consultants are the same individuals registered with the Hong Kong Insurance Authority as licensed technical representatives and accredited to your group. In this regard, we note the definition of Consultants on page 1.

Response: We respectfully advise the Staff that we have revised page 68 of the Amended Registration Statement.

Our Channels, page 66

7.	We note your response to prior comment 30. Please revise to disclose the material terms of your agreements with the referrers and file any contract upon which you are substantially dependent, or tell us why you do not need to provide this information.

Response: We respectfully advise the Staff that we have revised page 69 of the Amended Registration Statement.

The Group is collaborating with 180 Referrers, ensuring a broad and balanced distribution of contributions to its revenue. Notably, none of these Referrers individually accounted for more than 15% of the Group’s total revenue for the six months ended September 30, 2024 and for the year ended March 31, 2024. This diversified contribution underscores the Group’s approach to mitigating reliance on any single Referrer. The Company is of the view that the Group’s operations are not significantly dependent on any single Referrer and that this independence will be sustained in the future.

Legal and Regulatory Compliance, page 69

8.	We note your response to prior comment 33 and that the renewal of the license is currently being processed by the Insurance Authority. If known, please disclose when you expect to receive the renewal. If you do not expect to receive the renewal prior to the offering of your ordinary shares, please revise your cover page, business and risk factor sections to disclose that your Insurance Broker Company license is currently expired.

Response: We respectfully advise the Staff that the Company currently expects that the renewal of the license will be completed by mid-May. The registration statement will be updated accordingly after the license is renewed.

Related Party Transactions, page 81

9.	See prior comment 15. Please confirm, if true, that your related party transactions with Yean Limited are conducted on an arm’s length basis in accordance with Paragraph 23 of IAS 24, or revise your filing accordingly.

Response: We respectfully advise the Staff that we confirm the related party transactions with Yean Limited are conducted on an arm’s length basis in accordance with Paragraph 23 of IAS 24. Specifically, the commission rate applied was within the range of commission rates offered to other channels. Additionally, the payment terms are not more favorable compared to those offered to other parties.

10.	We note your response to prior comment 34. Please revise your disclosure in the second table on page 81 setting forth the amounts due from related companies to discuss the nature of the loan and the transaction in which it was incurred.

Response: We respectfully advise the Staff that we have revised page 84 of the Amended Registration Statement.

Exhibits

11.	We note your response to prior comment 2 and your disclosure that the industry data and research prepared by China Insights Consultancy was commissioned by you. Please provide a consent for China Insights Consultancy to be named in this registration statement and their report to be quoted.

Response: We respectfully advise the Staff that a consent of China Insights Consultancy will be filed as exhibit.

12.	We note your response to prior comment 20 and your statement that Manulife (International) Limited has maintained a position in the top five across all the years ended March 31, 2024, and 2023 and the six months ending September 30, 2024 (being 1st, 2nd, and 4th in different periods). If you have any written agreements with Manulife, please file those material agreements related to your relationship, or provide us a detailed analysis as to why those agreements are not required to be filed. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we are in the process of obtaining consent from Manulife for disclosing the terms and conditions of the broker agreement for public review. Upon receipt of their consent, the broker agreement between the Group and Manulife will be filed as exhibit.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.